January 18, 2024

Ms. Mindy Hooker

Mr. Kevin Stertzel

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Park Aerospace Corp.
Form 10-K for the year ended February 26, 2023
Forms 8-K Filed May 11, 2023
File No. 1-4415

Dear Ms. Hooker and Mr. Stertzel

We have reviewed the comments relating to the above filings presented in your letter dated December 19, 2023 to Mr. P. Matthew Farabaugh, Senior Vice President and Chief Financial Officer of Park Aerospace Corp. Park’s responses to your comments are below:

Form 10-K filed May 12, 2023

Financial Statements

Note 4 - Income Taxes, page 48

Comment 1. Note 4 to the consolidated financial statements rate reconciliation includes a line item described as "ASC 740-10 change." I am confirming this line item relates to the change in uncertain tax positions.

In future filings we will modify the description to more clearly convey the nature of the adjustment.

Form 8-K Filed May 11, 2023

Reconciliation of Non-GAAP Financial Measures, page 6

Comment 2. We do feel our presentation of the reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure can be easily followed by investors however, we will change our presentation in future filings to comply with your request. In future filings we will clearly reconcile from Net Earnings, the most directly comparable GAAP measure, to Adjusted EBITDA to comply with your request.

Thank you for your consideration.

Sincerely,

/s/ P. Matthew Farabaugh

P. Matthew Farabaugh

Senior Vice President and Chief Financial Officer

Park Aerospace Corp.

486 North Oliver Road, Building Z, Newton, KS 67114 / Phone +1.316.283.6500 / Fax +1.316.283.3639 / www.parkaerospace.com